

Mail Stop 3561

April 29, 2010

Mr. David Powell
Chief Financial Officer
International Monetary Systems, Ltd.
16901 West Glendale Dr.
New Berlin, WI 53151

      Re: International Monetary Systems, Ltd.
                Item 4.01 Form 8-K
                Filed April 22, 2010
                File No. 0-30853

Dear Mr. Powell:

      We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,

                        William H. Thompson
                        Accounting Branch Chief